UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F

This Form 6-K consists of the media release containing financial information of Credit Suisse AG for the three months ended June 30, 2023, which appears immediately following this page.

Media Release Zurich, August 31, 2023
Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse AG, a UBS Group company, reports a 2Q23 pre-tax loss of CHF 8.9 bn, a pre-tax loss of CHF 4.3 bn excluding acquisition-related effects*, and an adjusted* pre-tax loss of CHF 2.1 bn
Credit Suisse AG
	in / end of			% change
	2Q23	1Q23	2Q22	QoQ	YoY
Credit Suisse AG results (CHF million)
Net revenues	(528)	17,630	3,687	–	–
Provision for credit losses	135	82	63	65	114
Compensation and benefits	1,873	2,140	2,083	(12)	(10)
General and administrative expenses	4,969	1,808	2,440	175	104
Commission expenses	212	207	254	2	(17)
Goodwill impairment	1,045	1,301	23	(20)	–
Restructuring expenses	112	279	75	(60)	49
Total other operating expenses	6,338	3,595	2,792	76	127
Total operating expenses	8,211	5,735	4,875	43	68
Income/(loss) before taxes	(8,874)	11,813	(1,251)	–	–
Income tax expense	455	310	394	47	15
Net income/(loss)	(9,329)	11,503	(1,645)	–	467
Loss attributable to noncontrolling interests	(26)	(14)	(1)	86	–
Net income/(loss) attributable to shareholders	(9,303)	11,517	(1,644)	–	466
Statement of operations metrics (%)
Cost/income ratio (%)	–	32.5	132.2	–	–
Return on tangible equity (%)	(72.3)	102.5	(14.5)	–	–
Balance sheet statistics (CHF million)
Total assets	483,735	538,568	730,295	(10)	(34)
Risk-weighted assets	216,776	242,531	273,651	(11)	(21)
Leverage exposure	585,681	655,439	869,272	(11)	(33)
Assets under management and net new assets (CHF billion)
Assets under management	1,213.3	1,250.6	1,451.4	(3.0)	(16.4)
Net new assets/(net asset outflows)	(39.2)	(61.1)	(7.6)	(35.8)	415.8
Basel III regulatory capital statistics
CET1 capital (CHF million)	45,542	54,244	42,443	(16)	7
CET1 ratio (%)	21.0	22.4	15.5	–	–

Media Release Zurich, August 31, 2023
Results excluding certain items included in Credit Suisse’s reported results are non-GAAP financial measures. Management believes that adjusted results provide a useful presentation of Credit Suisse’s operating results for purposes of assessing Credit Suisse’s overall and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of Credit Suisse’s underlying performance. Provided below is a reconciliation of Credit Suisse’s adjusted results to the most directly comparable US GAAP measures.
On June 12, 2023, UBS Group AG (UBS) completed the acquisition of Credit Suisse Group AG, which resulted in changes that had significant impacts on Credit Suisse’s US GAAP results for the second quarter of 2023. These acquisition-related effects, which are excluded in Credit Suisse’s adjusted results, included CHF 2,204 million of fair valuation adjustments, CHF 1,836 million impairments of internally developed software, CHF 286 million of integration costs, CHF 240 million of acquisition-related compensation expenses, a CHF 38 million write-down of intangible assets and CHF 13 million of other acquisition-related adjustments.
Reconciliation of adjustment items of Credit Suisse AG
	Credit Suisse AG
in	2Q23	1Q23	2Q22
Results (CHF million)
Net revenues	(528)	17,630	3,687
Fair valuations	2,204	–	–
Write-down of additional tier 1 capital notes	0	(14,113)	0
Real estate (gains)/losses	0	(1)	(13)
(Gains)/losses on business sales	4	(726)	1
(Gain)/loss on InvestLab/Allfunds Group	0	0	168
(Gain)/loss on equity investment in SIX Group AG	32	0	19
Write-down of intangible assets	38	–	–
Adjusted net revenues	1,750	2,790	3,862
Provision for credit losses	135	82	63
Total operating expenses	8,211	5,735	4,875
Goodwill impairment	(1,045)	(1,301)	(23)
Restructuring expenses	(112)	(279)	(75)
Litigation provisions [1]	(1,345)	(22)	(434)
Impairments on internally developed software	(1,836)	–	–
Acquisition-related compensation expenses	(240)	–	–
Cancellation of contingent capital awards	408	–	–
Expenses related to real estate disposals	(35)	(3)	(6)
Expenses related to Archegos	(7)	(6)	(13)
Integration costs	(286)	–	–
Other acquisition-related adjustments [2]	(13)	–	–
Adjusted total operating expenses	3,700	4,124	4,324
Income/(loss) before taxes	(8,874)	11,813	(1,251)
Adjusted loss before taxes	(2,085)	(1,416)	(525)
1 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.

Media Release Zurich, August 31, 2023
Credit Suisse AG 2Q23 results
This media release provides certain preliminary unaudited financial information for the second quarter of 2023 that is derived from management accounts and based on the information that Credit Suisse has available to it at the time of publication. Credit Suisse is publishing its information now in conjunction with UBS’ publication of its financial results for the second quarter of 2023. Credit Suisse’s financial information is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements as well as any changes in strategic direction of UBS. There can be no assurance that the final results for the second quarter of 2023 and the first half of 2023 will not differ from this information, and any such differences could be material. Credit Suisse expects to publish its 6M23 Financial Report, including financial statements for the six months ended June 30, 2023 and management’s discussion for the period presented, on or about September 29, 2023.
Credit Suisse reported a loss before taxes of CHF 8.9 billion for 2Q23, which was impacted by a number of significant items discussed further below, and an adjusted* loss before taxes of CHF 2.1 billion. Our results were also affected by a slowdown in business volumes and client activity, particularly in the Investment Bank.
> Refer to the UBS financial results - second quarter 2023, for the combined results of UBS and Credit Suisse and further information.
In 2Q23, litigation provisions of CHF 1.3 billion were recorded related to developments, including settlements and new information in a number of previously disclosed legal matters.
Due to asset under management outflows and the projected impact on the profitability of the Asset Management reporting unit, Credit Suisse concluded that the estimated fair value of the Asset Management reporting was below its related carrying value and as a result a goodwill impairment charge of CHF 1.0 billion was recorded in the quarter, resulting in a goodwill balance of zero for that reporting unit.
2Q23 was also impacted by the cancellation of the prior-year contingent capital awards (CCA) resulting in a credit of CHF 0.4 billion.
The acquisition of Credit Suisse Group AG resulted in changes that had significant impacts on Credit Suisse’s US GAAP results for the second quarter of 2023. These acquisition-related effects included fair valuation adjustments, impairments of internally developed software, integration costs, acquisition-related compensation expenses, write-down of intangible assets and other acquisition-related adjustments.
As a result of the acquisition, in 2Q23, Credit Suisse recorded fair valuation adjustments of CHF 2.2 billion, reflecting changes in exit strategies and principal markets, alignment to UBS policies, balance sheet reclassifications, certain specific equity impairments and changes of intent in connection with UBS’s plans and intentions for underlying positions or portfolios, including CHF 1.5 billion in the Capital Release Unit.
As a result of the acquisition, a detailed review of internally developed software applications and an assessment of their fair value has been performed reflecting the usability and useful life for UBS. Following this assessment, which included a number of applications that were found to be overlapping with UBS systems, an impairment of CHF 1.8 billion was recorded.
2Q23 was further impacted by certain compensation-related developments in connection with the acquisition. Credit Suisse recorded integration costs of CHF 0.3 billion primarily related to compensation and benefits. As a result of the alignment of certain Credit Suisse processes and policies to those of UBS, including the variable incentive framework, acquisition-related compensation expenses were CHF 0.2 billion.
Credit Suisse reported negative net revenues of CHF 528 million in 2Q23 compared to net revenues of CHF 3,687 million in 2Q22. On an adjusted* basis, net revenues of CHF 1,750 million in 2Q23 decreased 55% compared to CHF 3,862 million in 2Q22 resulting from lower revenues across all businesses reflecting the uncertainty about Credit Suisse in the first part of the year. Lower net revenues in Wealth Management and the Swiss Bank were primarily driven by lower net interest income, mainly reflecting lower loan and deposit volumes. Lower net revenues in the Investment Bank reflected a substantial reduction in activity, due to uncertainty about this business and challenging market conditions. The Corporate Center included CHF 540 million of funding costs from the use of liquidity facilities from the Swiss National Bank.

Media Release Zurich, August 31, 2023
Reconciliation of adjustment items
in	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	[1]	Credit Suisse AG
2Q23 (CHF million)
Net revenues	762	872	(32)	(84)	(1,620)	(486)	60		(528)
Fair valuations	20	37	283	304	1,527	33	0		2,204
(Gains)/losses on business sales	4	0	0	0	0	0	0		4
(Gain)/loss on equity investment in SIX Group AG	16	16	0	0	0	0	0		32
Write-down of intangible assets	0	0	0	0	38	0	0		38
Adjusted net revenues	802	925	251	220	(55)	(453)	60		1,750
Provision for credit losses	21	81	1	11	19	1	1		135
Total operating expenses	2,003	922	1,337	1,857	1,143	990	(41)		8,211
Goodwill impairment	0	0	(1,051)	0	0	0	6		(1,045)
Restructuring expenses	0	(9)	(1)	(44)	(38)	(31)	11		(112)
Litigation provisions [2]	(428)	0	(8)	(7)	(311)	(737)	146		(1,345)
Impairments on internally developed software	(594)	(270)	(55)	(621)	(289)	(7)	0		(1,836)
Acquisition-related compensation expenses	(75)	(42)	(8)	(113)	(6)	4	0		(240)
Cancellation of contingent capital awards	91	28	21	215	64	(11)	0		408
Expenses related to real estate disposals	(6)	0	0	(24)	(5)	0	0		(35)
Expenses related to Archegos	0	0	0	0	(7)	0	0		(7)
Integration costs	(42)	(15)	(10)	(167)	(2)	(50)	0		(286)
Other acquisition-related adjustments [3]	(1)	6	(3)	20	(34)	(1)	0		(13)
Adjusted total operating expenses	948	620	222	1,116	515	157	122		3,700
Loss before taxes	(1,262)	(131)	(1,370)	(1,952)	(2,782)	(1,477)	100		(8,874)
Adjusted income/(loss) before taxes	(167)	224	28	(907)	(589)	(611)	(63)		(2,085)
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
2 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
3 Includes various acquisition-related items that are not reflected in any of the above categories.

Media Release Zurich, August 31, 2023
Contact details
Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com
Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com
*Refers to results excluding certain items included in our reported results. These are non-GAAP financial measures. A reconciliation to the most directly comparable US GAAP measures is included in this document.
This document contains select information for the second quarter of 2023 that Credit Suisse believes is of particular interest to investors and other stakeholders. More comprehensive information about our results and operations for the first half of 2023, as well as important information about our reporting methodology and some of the terms used in these documents will be published in our 6M23 Financial Report on or about September 29, 2023. Please also refer to the UBS financial results - second quarter 2023, for the combined results of UBS and Credit Suisse and further information.
Credit Suisse AG includes the results of its five reporting segments, Wealth Management, Swiss Bank, Asset Management, Investment Bank and Credit Release Unit, as well as the Corporate Center and certain adjustments. The adjustments represent certain consolidation entries, including the elimination of results of Credit Suisse Group AG until the acquisition date, and other entities managed but not owned or not wholly owned by Credit Suisse AG. The results of these entities are included in the reporting segments and the Corporate Center. For purposes of this document, unless the context otherwise requires, the terms “Credit Suisse” means Credit Suisse AG and its consolidated subsidiaries.
Credit Suisse has not finalized its 6M23 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, any subsequent review may result in changes to the financial information contained in this document.
The expected benefits of the acquisition of Credit Suisse Group AG by UBS or the successful execution of UBS’s strategic plans related to the acquisition may not be achieved. The success of the transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both UBS and Credit Suisse rapidly and effectively, while maintaining stability of operations and high levels of service to customers of the combined franchise. UBS’s ability to successfully integrate Credit Suisse will depend on a number of factors, some of which are outside of its control, including those discussed in UBS’s public filings. In addition, the combined group will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the transaction and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined group following the transaction. The coordination process may also result in additional and unforeseen expenses.
For more comprehensive information about risks that could adversely affect our results of operations and financial condition, please refer to the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022 (references to “Credit Suisse,” the “Group,” “we,” “us” and “our” in such risk factors are also related to the consolidated businesses carried on by Credit Suisse AG and its subsidiaries, and therefore should be treated as references to Credit Suisse AG and its consolidated subsidiaries, to the extent relevant following implementation of the acquisition). Please also refer to the “Risk factors” section in the Form 6-K filed on August 31, 2023 by UBS Group AG, UBS AG and Credit Suisse AG for further information on risks that could adversely affect UBS’s businesses, results of operations and financial condition.
In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-2Q23, tangible shareholders’ equity excluded goodwill of CHF 472 million and other intangible assets of CHF 358 million from total shareholders’ equity of CHF 45,588 million as presented in our balance sheet. For end-1Q23, tangible shareholders’ equity excluded goodwill of CHF 1,540 million and other intangible assets of CHF 428 million from total shareholders’ equity of CHF 55,947 million as presented in our balance sheet. For end-2Q22, tangible shareholders’ equity excluded goodwill of CHF 2,939 million and other intangible assets of CHF 340 million from total shareholders’ equity of CHF 48,445 million as presented in our balance sheet.
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. For further information, please refer to Assets under management” in II – Operating and financial review in the Credit Suisse Annual Report 2022.
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.
Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.
In various tables, use of “–” indicates not meaningful or not applicable.
The English language version of this document is the controlling version.

Media Release Zurich, August 31, 2023
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control. These factors include, but are not limited to:
■ the implementation of UBS Group AG ‘s acquisition of Credit Suisse Group AG;
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of media reports and social media speculation about our business and its performance;
■ the extent of outflows of deposits and assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes, to the extent such initiatives continue to be pursued following the implementation of the acquisition;
■ our ability to achieve our strategy and any significant changes to our structure and organization following the implementation of the acquisition;
■ our ability to successfully implement the divestment of any non-core business following the implementation of the acquisition;
■ the future level of any impairments and write-downs resulting from strategy changes and their implementation following the acquisition;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change and evolving environmental, social and governance (ESG)-related disclosure standards;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of the London Interbank Offered Rate (LIBOR) and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of any changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022 (references to “Credit Suisse,” the “Group,” “we,” “us” and “our” in such risk factors are also related to the consolidated businesses carried on by Credit Suisse AG and its subsidiaries, and therefore should be treated as references to Credit Suisse AG and its consolidated subsidiaries, to the extend relevant following implementation of the acquisition).

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form F-3 (Registration Numbers 333-272539 and 333-272452), and on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; 333-249143 and 333-272975), and into each prospectus outstanding under any of the foregoing registration statements, and (2) any outstanding offering circular or similar document issued or authorized by Credit Suisse AG that incorporates by reference any Forms 6-K of UBS AG and Credit Suisse AG (respectively) that are incorporated into its registration statements filed with the SEC.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/  Sergio Ermotti
Name:  Sergio Ermotti
Title:     Group Chief Executive Officer
By: /s/  Todd Tuckner
Name:  Todd Tuckner
Title:     Group Chief Financial Officer
By: /s/  Steffen Henrich
Name:  Steffen Henrich
Title:     Group Controller
Credit Suisse AG
By: /s/  Ulrich Körner
Name:  Ulrich Körner
Title:     Chief Executive Officer
By: /s/  Simon Grimwood
Name:  Simon Grimwood
Title:     Chief Financial Officer
Date: August 31, 2023